Ronald S. Tucker

Attorney At Law
1623 Tradewinds Lane
Newport Beach, CA 92660
(949) 232-7694
FAX: (949) 548-7005

07/19/2016

Jonathan Burr
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

      RE: EPIC Medicor Corporation
                Draft Offering Statement on Form 1 - A
                Submitted May 20, 2016
                CIK No. 0001673430

Dear Mr. Burr:

In response to your comment letter, please be advised that of the actions taken pursuant to the following comments:

1. We note that the Series A, B, C, and D warrants are conferable into common stock at any time. Please revise the draft offering statement to include the common stock underlying the warrants in the offering. See the Note to Rule 251(a) of Regulation A.

      RESPONSE: The following has been added to the Cover Page, second paragraph and third sentence: "Each warrant of each series of warrants is to purchase 1 share of common stock at a strike price of $0.075, $0.10, $0.15, and $0.20 respectively and are to be exercised within 24, 36, 48 and 60 months, respectively."

      Similar provisions were included in the Draft Offering Statement in the Summary "Units" third sentence on page 1; and the Description of Capital Stock - Warrants, sentence 2 on page 13.

2. We note that the legal opinion has bee provided to RX Healthcare Systems, Ltd and that the body of the legality opinion opines upon 60,000 investment units. Pleas have counsel provide a legal opinion addressed to EPIC Medicor Corporation that opines on the 50,000 investment units.

      RESPONSE: The requested opinion letter has been included.

Respectfully submitted,

Ronald S. Tucker